Exhibit 99.1

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

Bell announces offering of MTN Debentures

MONTRÉAL, May 21, 2024—Bell Canada (Bell) today announced the public offering in Canada of Cdn $1.5 billion aggregate principal amount of MTN Debentures in two series pursuant to its medium term notes (MTN) program.

The Cdn $400 million 5.60% MTN Debentures, Series M-61, which are being issued pursuant to a re-opening of an existing series of MTN Debentures, will be dated May 24, 2024, will mature on August 11, 2053, and will be issued at a price of Cdn $101.936 per $100 principal amount plus accrued and unpaid interest from and including February 11, 2024 to, but excluding, May 24, 2024 in the amount of $1.58027397 per $100 principal amount to yield 5.465%.

The Cdn $1.1 billion 5.15% MTN Debentures, Series M-63, will be dated May 24, 2024, will mature on August 24, 2034 and will be issued at a price of Cdn $99.646 per $100 principal amount for a yield to maturity of 5.196%.

The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc. Bell Canada intends to use the net proceeds from the offering towards funding the repayment of Bell Canada MTN Debenture debt maturing in the first quarter of 2025 and general corporate purposes.

The MTN Debentures are being publicly offered in all provinces of Canada through a syndicate of agents. Closing of the offering of the MTN Debentures is expected to occur on May 24, 2024, subject to customary closing conditions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Series M-61 MTN Debentures and the Series M-63 MTN Debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended (U.S. Securities Act), or any U.S. state securities laws and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act).

The MTN Debentures are being issued pursuant to a short form base shelf prospectus dated May 9, 2024 and a prospectus supplement dated May 16, 2024. Bell Canada will file a pricing supplement relating to this issue with the securities regulatory authorities in all provinces of Canada.

About Bell

Bell is Canada’s largest communications company,1 providing advanced broadband Internet, wireless, TV, media and business communication services. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release constitute forward-looking statements, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of MTN Debentures, the intended use of the net proceeds of such sale and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed offering referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the abovementioned proposed sale of the MTN Debentures is subject to customary closing terms and other risks and uncertainties. Accordingly, there can be no assurance that the proposed sale of the MTN Debentures will occur, or that it will occur at the expected time indicated in this news release.